As filed with the Securities and Exchange Commission on January 12, 2004

Registration No. 333-108236

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM AW

Withdrawal of

Post-Effective Amendment No. 1

dated January 8, 2004 to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ChipPAC, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	77-0463048
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

47400 Kato Road, Fremont, California 94538

(510) 979-8000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Dennis P. McKenna

President & Chief Executive Officer

ChipPAC, Inc.

47400 Kato Road, Fremont, California 94538

(510) 979-8000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,

of Agent for Service)

Copy to:

Eva Herbst Davis, Esq.

Kirkland & Ellis LLP

777 South Figueroa Street

Los Angeles, California 90017

(213) 680-8400

EXPLANATORY NOTE:

We are filing Form AW in order to withdraw Post-Effective Amendment No. 1, dated January 8, 2004, filed under Registration No. 333-108236, pursuant to the request of the Securities and Exchange Commission.

January 12, 2004

Gentlemen/Mesdames:

We respectfully request withdrawal of the filing dated January 8, 2004 made under Form POS AM (Accession Number 0001193125-04-001756), as Post-Effective Amendment No. 1 to the S-3 Registration Statement of ChipPAC, Inc. (“Registrant”). The Securities and Exchange Commission brought to our attention that we cannot add additional securities to a post-effective amendment and we are therefore requesting its withdrawal through this Form AW. The Registrant will file a new registration statement to cover the additional securities we attempted to add to the post-effective amendment being withdrawn.

We confirm that no securities of the Registrant were sold in connection with Post-Effective Amendment No. 1.

Sincerely,

/s/ Patricia H. McCall

Patricia H. McCall

Senior Vice President, General Counsel and Secretary